FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
													OMB APPROVAL
												OMB Number:		3235-0287
												Estimated average burden of
												Hours per response:	0.5

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.	Name and Address of Reporting Persons:

		Richard Block, Robert Bloemker, David Hamlin
		Jeffrey Knight, Andrew Matteis, James Prusko
		Putnam, LLC
One Post Office Square
		Boston, Massachusetts

2.	Date of Event Requiring Statement:  4/1/2002

3.	I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary):

4 	Issuer Name and Ticker or Trading Symbol:

	Putnam Convertible Opportunities and Income Trust [PCV]

5.	Relationship of Reporting Person(s) to Issuer (Check all applicable):

(   )	Director									(	)	10% Owner
(   )	Officer (give officer title below)		( x	)	Other (specify below)

		Managing Director of Issuer's Investment Adviser

6.	If Amendment, Date of Original: Month/Day/Year

7.	Individual or Joint/Group Filing (Check applicable line):

(  )	Form filed by One			( x	)	Form filed by More than One
		Reporting Person					Reporting Person

Table I:	Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1.	Title of Security (Instr. 3):  Closed-end fund:

	Putnam Convertible Opportunities and Income Trust

2.	Amount of Securities Beneficially Owned (Instr. 4):		N/A

3.	Ownership Form:  Direct (D) or Indirect (I) (Instr. 5):

4.	Nature of Indirect Beneficial Ownership (Instr. 5)

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Table II:	 Derivative Securities Acquired, Disposed of, or Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4):	N/A

2.	Date Exercisable and Expiration Date (Month/Day/Year):
		Date Exercisable:			Expiration Date:

3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4):
		Title:					Amount or Number of Shares:

4.	Conversion or Exercise Price of Derivative Security:

5.	Ownership Form of Derivative Security:
Direct (D) or Indirect (I) (Instr. 5):

6.	Nature of Indirect Beneficial Ownership (Instr. 5):

Explanation of Responses:




CONFIRMING STATEMENT

We, the Officers listed above, as Reporting Persons of Putnam Investment Management, LLC and Putnam, LLC, the Issuer's Investment Adviser and Indirect Parent Company, respectively, hereby authorize and designate Andrew J. Hachey, Vice President of Putnam, LLC to sign and file this Form and any future Forms 3 on our behalf until further notice.

This Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Persons, pursuant to Rule 101(b)(4) of Regulation S-T.

PUTNAM INVESTMENTS, LLC

/s/ Andrew J. Hachey
	- - - - - - - - - - - - - - - - - - - -
Vice President

Date:	April 5, 2002




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